Filed by The Bank of Yokohama, Ltd
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 132-02790) and
The Higashi-Nippon Bank, Limited (File Number: 132-02789)
Dated September 8, 2015

September 8, 2015

“Regarding the Definitive Agreement Concerning the Business Integration through a Share Transfer between
The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited”
Frequently Asked Questions and Answers

A. Company Name and Slogan

Question		Answer
1.	What is the origin of the company name?	“Concordia” is a Latin word that means harmony and cooperation, derived from “Con (together)” and “Cordia (heart).”

This name expresses the message “each group company will work for the customers with one heart.”
2.	What is the message expressed by the slogan?
The slogan “One Heart for You” is based on the message “each group company will work for the customers with one heart,” which is expressed by the company name of the holding company and the management philosophy of the new group.

3.	How will the respective brands of each bank be treated following the business integration?	Because both banks will continue to exist under the holding company following the business integration, there will be no change in the respective brands and names of each bank.
4.	Where will the head office of the holding company be located?	The head office of the holding company will be located on the 34th floor of Tokyo Nihonbashi Tower, where the Bank of Yokohama (“BOY”)’s Tokyo head office is located.
<Reference> Address: 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo

B. Purpose and Background of the Business Integration

Question		Answer
1.	What is the purpose of the business integration?	The new financial group consisting of the holding company and the two banks as its subsidiaries will aim to realize the corporate ideal below under the management philosophy of “aiming to contribute to creating a vibrant future as a trusted financial group and to enhance its corporate value together with the growth of the region by providing the best financial services to its customers through collaboration that leverages the strengths and uniqueness of each group company.”

(i)
Aim to become a trusted financial group by maintaining deep relationship with customers as a regional financial institution and providing broad, high-quality financial service and regional information leveraging its wide-area network achieved through the business integration

(ii)
Aim to strengthen earning capacity and improve corporate value by strategically placing into growing areas and business fields management resources that are created through proactive sharing of each bank’s business infrastructure and know-how to the maximum extent and promoting streamlining and improvements in efficiency, even while maintaining each group company’s brand

(iii)
Aim to improve each employee’s capabilities of consulting services and of assessing the future prospects of customers’ businesses, in order to appropriately respond to changes in environment and customers’ needs and to pursue constant customer satisfaction

(iv)
Contribute to the prosperity of the region by providing solutions that utilize sophisticated consulting services and financial techniques to address various issues in the Tokyo metropolitan area and surrounding region where the group is based

The new financial group to be established through the business integration will become a “wide-area financial group” that has 283 manned branches throughout the Kanto area (69 branches in Tokyo, 189 branches in Kanagawa Prefecture and 25 branches in other regions). Going forward, by generating synergy of management resources that are the strengths of the two banks, the group will aim to play a core role in regional finance with a view to further development.
2.	What is the background of the business integration?	While the two banks are both based in the Metropolitan area, BOY has as its strengths a stable fund raising capability and the ability to efficiently and broadly provide high-quality financial services that are supported by strong brand power principally in Kanagawa Prefecture and southwest Tokyo, whereas The Higashi-Nippon Bank (“HNB”) has as its strength sales capabilities focusing on attentive face-to-face transactions and presentation of proposals in the area of loans to small and medium-sized enterprises.

Taking into account such strengths and characteristics of the banks and the fact that despite both being based in the Metropolitan area, they were not competing much against each other in their sales areas, customer bases and areas of strength, etc. but rather were more complementary to each other, the Preparatory Integration Committee confirmed that the banks would be able to improve their services to customers and their corporate value through the expected improvements in efficiency and synergy effects for growth from the business integration. Accordingly, BOY and HNB reached a definitive agreement on the implementation of the business integration through the establishment of a holding company.

3.	What are the benefits of the business integration?	Through the business integration between BOY and HNB, the new financial group will build a comprehensive business structure which enables the group to provide high-quality services to meet the needs of all retail and corporate customers in the region.

The strategy consists of the following four action plans:

		(1)	With respect to retail customers, through the integration of the know-how held by BOY, such as inheritance and trust related services as well as consulting services for various loans and asset utilization and management for individuals according to life events, and HNB’s management infrastructure, such as its customer base and branch network focused in Tokyo, the group will seek to expand the foundation of its retail business.
		(2)	With respect to corporate customers, with an advantage in location, the group will maximize its financial intermediation capability that is enhanced through the business integration and provide funds actively to growing business fields, as well as support growth of companies by strengthening expertise and industrial research capabilities of its affiliate, Hamagin Research Institute, and affiliate consultants.
(3)
With respect to overseas operations, the group will seek to expand its offerings of financial services that cater to trends towards globalization, such as overseas expansion by corporate customers, strengthen overseas presence and leverage its comprehensive strength.

		(4)	With a view towards the expansion of the group’s business due to deregulation, the group will consider introducing new financial services, such as internet settlement and use of big data.
4.	What are the advantages of the business integration for BOY’s customers?	The two banks believe that convenience will be improved due to investment into the enhancement of services to customers using the funds generated from cost reduction achieved through promotion of streamlining and improvements in efficiency resulting from the business integration.

Specifically, advantages for the customers are expected to be as follows:

		●	The business integration will enable customers to utilize various information (information relating to business challenges, such as customer needs for increased sales channel and business succession) covering a broad range of market in the Tokyo metropolitan area and surrounding region, especially the Tokyo area. Therefore, customers will have even more opportunities to receive various and broader range of services, such as support for business matching and M&A, which will increase growth opportunities.

		●	Following the business integration, convenience will be further enhanced for customers since the two banks’ network will be expanded through establishment of new branches in Tokyo.

		●	Customers will be able to participate in a wide variety of seminars since asset management and tax seminars will be jointly held, not only in Kanagawa Prefecture but also in Tokyo.

		●	Cash withdrawals at HNB’s ATMs will be for free between 8:45 a.m. and 6:00 p.m. on weekdays.

<Reference> There is a reciprocal preferential arrangement in place so that BOY’s customers can use HNB’s ATMs under the same fee terms as for BOY’s ATMs.

Specifically, between 8:45 a.m. and 6:00 p.m. on weekdays, a cash withdrawal using a cash card by an individual customer of BOY at HNB’s ATMs is without a fee, as would be the case for withdrawal at BOY’s ATMs.
At all other times, the ATM fee is 108 yen (including tax), whereas it would be 216 yen (including tax) without the reciprocal preferential arrangement.

		●	In addition to the above, it will become possible to meet customers’ new financial needs faster than ever before due to the business integration.
5.	What are the advantages of the business integration for HNB’s customers?	The two banks believe that convenience will be improved due to investment into the enhancement of services to customers using the funds generated from cost reduction achieved through promotion of streamlining and improvements in efficiency resulting from the business integration.

Specifically, advantages for the customers are expected to be as follows:

		●	For corporate customers, HNB will be able to respond to various financing needs by providing BOY’s services that leverage its think-tank functions, such as industry research and consulting. For customers expanding overseas, HNB will be able to provide overseas support that leverages BOY’s overseas network.

		●	Retail customers will be able to use such BOY’s services like inheritance and trust related services as well as consulting services for various loans and asset utilization and management according to life events.

		●	Customers will be able to participate in a wide variety of seminars since asset management and tax seminars will be jointly held.

		●	Cash withdrawals at BOY’s ATMs will be for free between 8:45 a.m. and 6:00 p.m. on weekdays.

<Reference> There is a reciprocal preferential arrangement in place so that
HNB’s customers can use BOY’s ATMs under the same fee terms as for HNB’s ATMs.
Specifically, between 8:45 a.m. and 6:00 p.m. on weekdays, a cash withdrawal using a cash card by an individual customer of HNB at BOY’s ATMs is without a fee, as would be the case for withdrawal at HNB’s ATMs.
At all other times, the ATM fee is 108 yen (including tax), whereas it would be 216 yen (including tax) without the reciprocal preferential arrangement.

		●	In addition to the above, it will become possible to meet customers’ new financial needs faster than ever before due to the business integration.

C. Outline of the Business Integration

Question		Answer
1.	What is the method of business integration?	The two banks currently expect to conduct the business integration through the establishment of a holding company by way of a joint share transfer subject to obtaining the approval of shareholders of both banks at the extraordinary shareholders’ meetings to be held on December 21, 2015. Following the establishment of the holding company, each of the two banks is expected to become a wholly-owned subsidiary of the holding company.

As a result, each of the two banks will be delisted on March 29, 2016 and the holding company is expected to become listed on April 1, 2016 (technical listing).

The respective shareholders of each of the two banks will be allocated shares of the holding company pursuant to the share transfer ratio. Such shares will continue to be traded on a stock exchange.

(Reference) In the event a listed company becomes a wholly-owned subsidiary of a private company through a share exchange or share transfer, or is dissolved through a merger with a private company, the “technical listing” system permits the shares of such private company to be promptly listed after the Japan Exchange Regulation confirms that the listing standards for a technical listing has been met.
2.	Why did the banks choose to conduct a joint share transfer instead of a merger?	With different corporate cultures, both banks decided that a business integration through the establishment of a holding company by way of a joint share transfer would enable the banks to proceed with the integration swiftly and smoothly in order to maximize synergy effects, including improved earnings capacity and capital efficiency, and to improve services to customers. As a result, the two banks reached the definitive agreement to conduct the business integration through a joint share transfer.
3.	What does the definitive agreement mean in the context of the business integration?
The two banks reached the definitive agreement on the business integration through the incorporation of a joint holding company that will become a wholly-owning parent company of the two banks effective as of April 1, 2016.

In contrast to the Basic Agreement executed to confirm the negotiation process and to create an intermediary agreement, under the definitive agreement, the two banks agreed upon matters set forth in the Share Transfer Plan in accordance with the Companies Act and other matters, executed the Business Integration Agreement, and jointly prepared the Share Transfer Plan.

4.	What are the strengths of BOY and HNB?	BOY has as its strengths a stable fund raising capability and the ability to efficiently and broadly provide high-quality financial services that are supported by strong brand power principally in Kanagawa Prefecture and southwest Tokyo.

HNB has as its strength sales capabilities focusing on attentive face-to-face transactions and presentation of proposals in the area of loans to small and medium-sized enterprises.
5.	What is the schedule going forward?	The two banks plan to hold an extraordinary shareholders’ meeting for approval of the Share Transfer Plan on December 21, 2015, delist the banks’ shares of common stock from the Tokyo Stock Exchange on March 29, 2016, and register incorporation of the joint holding company and list its shares of common stock on April 1, 2016.

D. Organizational Structure Following the Business Integration

Question		Answer
1.	What will be the management philosophy and role of the holding company?	Management philosophy of the holding company is to aim to contribute to creating a vibrant future as a trusted financial group and to enhance its corporate value together with the growth of the region by providing the best financial services to its customers through collaboration that leverages the strengths and uniqueness of each group company.

The two banks believe that the function and role of the holding company are as follows:

		●	The holding company will initially appoint 7 directors, 3 of whom will be outside directors, and it will build appropriate corporate governance structure that takes into account outside point of view.
		●	Through the auditing and monitoring of each business and operation, the holding company will supervise and instruct its subsidiaries and build appropriate structure to manage compliance and risk.
		●	The holding company will formulate policy and strategy for management and business of the entire group and will take initiative in promoting the implementation thereof through cooperation among the group companies.
		●	In order to maximize the effects of integration, the holding company will take initiative in supervising and promoting implementation of each measure, such as sales, administration and IT systems.
2.	What will be the role of the operating companies (i.e., each bank) following the business integration?	The two banks believe that the roles of the operating companies following the business integration are as follows:
		●	First, the two banks will develop and promote specific business plans and measures in accordance with the group management policy and strategy formulated by the holding company.
		●	Second, the two banks will promote their businesses in close cooperation with each other as part of the same financial group while maintaining their respective uniqueness.
3.	Will the two banks under the new company merge in the future?	The two banks believe that maintaining each brand is important, and therefore do not anticipate consummating a merger in the future at this point.
4.	Will there be any impact on the two banks’ personnel or employees? Will their personnel systems, personnel structures or compensation systems be integrated?	Integration of the two banks’ personnel systems, personnel structures or compensation systems are not planned at this point. The banks do not anticipate any impact on personnel or employees.
5.	Following the business integration, are there any plans for other banks to become subsidiaries of the holding company?
While there are no specific plans currently, the holding company will be a financial group that is open to other regional banks that share its management strategy.

The two banks view the following three requirements as being critical in considering any business integration or reorganization:
<Reference> Three requirements for a business integration or reorganization

		(1)	Maintaining regional financial institutions’ strength of being able to maintain close relationships with local customers;
		(2)	Efforts are made to improve the quality of service to customers, leading to the realization of top line growth and improvement in capital efficiency; and

		(3)	The support of each stakeholder.
6.	What are the target core net business profit, capital ratio, balance of loans and deposits? Is there any indicator that will be emphasized?	The target numbers of the new financial group are as follows:
(fiscal 2020)
		Gross operating income	290 billion yen (+22% from fiscal 2014)
		Core net business profit	155 billion yen (+37% from fiscal 2014)
		Profit attributable to owners of parent (consolidated)	100 billion yen (+17% from fiscal 2014)
		Average balance of deposits	16,000 billion yen (+19% from fiscal 2014)
		Average balance of loans	14,000 billion yen (+25% from fiscal 2014)
		OHR	Upper 40%
		ROE (consolidated)	Upper 7%
		Total capital ratio	Approximately 12%
7.	Will the new financial group announce post-integration target numbers (such as business forecast)? Is there any numerical operational target for the new integrated company?	The new financial group will aim to achieve 290 billion yen in gross operating income and 100 billion yen in profit attributable to owners of parent for fiscal 2020 by maximizing synergy effects of integration. A detailed post-integration target numbers will be announced in the medium-term business plan of the new financial group that is scheduled to be announced next spring.
8.	Is there any specific plan for the business in Tokyo and Kanagawa area?	The two banks plan to strategically establish new branches in regions where each bank has a strong presence, such as central Tokyo, particularly along the Yamanote Line, for HNB and central Tokyo, Tama areas in Tokyo for BOY.

The banks also intend to implement conversions of branches to satellite branches and consolidations of overlapping branches in order to improve operational efficiency and reduce costs.

The two banks will discuss and decide the specifics of the measures going forward.
9.	Is integration of branches (including ATMs) planned?	The two banks plan to take the following measures, although details of the measures, such as consolidations of overlapping branches and opening of new branches, will be decided through further discussion:
		(i)	consolidate approximately 5 overlapping branches
		(ii)	open approximately 20 new branches individually and jointly, approximately 5 of which will be shared branches
		(iii)	share approximately 15 existing branches as sales base

E. Matters Relating to Stock

Question		Answer
1.	What is the share transfer ratio?	The two banks agreed that one (1) share of common stock of the holding company will be allocated and delivered for each share of common stock of BOY, and 0.541 share of common stock of the holding company will be allocated and delivered for each share of common stock of HNB.
2.	How was the share transfer ratio determined?	The two banks carefully negotiated and discussed the share transfer ratio, comprehensively taking into account factors such as the financial position, assets, and future prospects of each party’s business and performance, with each bank making reference to the financial analysis of Daiwa Securities as an independent third-party financial advisor of BOY and SMBC Nikko Securities as an independent third-party financial advisor of HNB . As a result of such negotiations and discussions, each of the two banks concluded that the share transfer ratio is appropriate.
3.	How will the shares currently held be treated?
The two banks expect to conduct the business integration through the establishment of a holding company by way of a joint share transfer.  Following the establishment of the holding company, each of the two banks is expected to become a wholly-owned subsidiary of the holding company.

As a result, each of the two banks will be delisted and the holding company is expected to become listed on April 1, 2016 (technical listing).

The respective shareholders of each of the two banks will be allocated shares of the holding company pursuant to the share transfer ratio. Such shares will continue to be traded on a stock exchange.

(Reference) In the event a listed company becomes a wholly-owned subsidiary of a private company through a share exchange or share transfer, or is dissolved through a merger with a private company, the “technical listing” system permits the shares of such private company to be promptly listed after the Japan Exchange Regulation confirms that the listing standards for a technical listing has been met.
4.	Are there any procedures that the shareholders need to complete in relation to the share transfer?	There are no particular procedures that need to be completed if the shareholder agrees to the share transfer and continue to hold the holding company’s shares.

Shareholders who hold shares constituting less than one unit may request the holding company to purchase their shares constituting less than one unit pursuant to the provisions of the Companies Act or may request the holding company to sell the number of shares needed, together with the shares constituting less than one unit held by such shareholder, to constitute one unit pursuant to the provisions of the Articles of Incorporation.
5.	How many shares of common stock of the parent company will constitute one unit of shares?	One unit of shares will comprise 100 shares.

The minimum investment amount will be reduced due to the smaller unit of investment, which the two banks believe will encourage a wider range of investors to purchase the shares in the new company.

6.	In connection with the share transfer, will there be any changes in the policy relating to shareholder returns?
The new financial group plans to follow BOY’s current policy of shareholder returns. Details will be announced in the new medium-term business plan for the next fiscal year that is currently under consideration.

7.	When will the trading of shares of the two banks in the market cease?	It is scheduled for March 29, 2016, but details will be announced once they are determined.

Current schedule is as follows:
Until 3:00 p.m. on Monday, March 28, 2016
● Shares of BOY and HNB can be traded as normal
Tuesday, March 29, 2016 ~ Thursday, March 31, 2016
● The two banks’ shares cannot be traded throughout the day
From 9:00 a.m. on Friday, April 1, 2016
● Shares of the holding company can be traded
8.	What will be the shareholder special benefit program of the parent	A shareholder special benefit program by the new company will be considered by the two banks. <Reference> HNB’s existing shareholder special benefit program
	company?	1.	Eligible shareholders
Shareholders who own 1,000 shares or more of HNB’s stock as of the record date
		2.	Eligible type of deposit
One-year Super Time Deposit
		3.	Amount of deposit
100,000 yen or more and 1 million yen or less
		4.	Applicable interest rate
Interest rate on display at branch (at the time of deposit) + 0.5%
		5.	Period of availability
		(i)	Shareholders as of March 31, 2015
Wednesday, July 1, 2015 ~ Wednesday, September 30, 2015
		(ii)	Shareholders as of September 30, 2015
Thursday, December 10, 2015 ~ Monday, February 29, 2016

*BOY has not introduced any shareholder special benefit program

F. Matters Relating to Transactions with Customers

Question		Answer
1.	How will account holders’ deposits be treated?	Account holders’ deposits will not be affected by the business integration. No changes in branch names and account numbers are currently expected.
2.	Will there be any changes to the branch names or account numbers?	There are no changes planned at this point.
3.	If one has deposits with both banks, will the amount insured under the deposit insurance system be 10 million yen or 20 million yen?
Because both banks will continue to exist under the holding company following the business integration, the maximum amount insured under the deposit insurance system for each account holder will be principal of 10 million yen plus interest, etc. through the date of bankruptcy.

With respect to deposits for settlement (i.e., deposits that meet the following three requirements: (i) settlement services can be provided, (ii) account holders can request a withdrawal of their deposits at any time, and (iii) the account bears no interest), including “current accounts” and “non-interest bearing savings accounts,” full amount will be insured.

4.	How will borrowings be treated?	The borrowings will not be affected by the business integration. The new financial group will appreciate your continued patronage.
5.	If one has dealings with both banks, will customer information be managed properly between the two banks?	Each bank will continue to manage information properly and carefully as it did prior to the business integration.

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, prior to the shareholders’ meeting(s) at which such business combination (or integration) will be voted upon.  The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders’ meeting with respect to such business combination (or integration).  Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge.  To make a request, please refer to the following contact information.

The Bank of Yokohama, Ltd. Corporate Planning Department, Public Relations Office	Tel: 045-225-1141

The Higashi-Nippon Bank, Limited Corporate Planning Department, Public Relations and CSR Office	Tel: 03-3273-4073

Cautionary Statement Regarding Forward-Looking Statements
This FAQ contains certain forward-looking statements that reflect the plans and expectations of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited in relation to, and the benefits resulting from, their proposed business combination. These forward-looking statements may be identified by words such as “intend,” “seek,” “will,” “risk,” “may” and similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document due to various factors including, but not limited to:

●	failure of the parties to agree on the terms of the business combination;

●	failure to obtain a necessary shareholder approval;

●	inability to obtain necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;

●	changes in laws, accounting standards, or the business environment that are relevant to the parties;

●	challenges in executing our business strategies;

●	the effects of financial instability or other changes in general economic or industry conditions; and

●	other risks to consummation of the transaction.